Exhibit 99
FOR IMMEDIATE RELEASE

CONTACT:	Carolyn Gay
Vice President, Financial Accounting Officer
Intermountain Community Bancorp
(509) 944-3888
carolyng@panhandlebank.com
INTERMOUNTAIN COMMUNITY BANCORP (IMCB) ANNOUNCES STRONG THIRD QUARTER EARNINGS
Net Income Increases 35.4% over prior year nine month period
     Sandpoint, Idaho, October 25, 2006 — Intermountain Community Bancorp (OTCBB — IMCB.OB), the largest locally owned state bank in Idaho, announced today continued strong performance for the quarter and nine-month period ended September 30, 2006. Net income for the quarter ended September 30, 2006, was $2.5 million, up 23.3% over the $2.0 million reported for the quarter ended September 30, 2005. For the nine months ended September 30, 2006, net income was $6.9 million, up 35.4% over the $5.1 million reported for the same nine month period last year. Driven by an increase in loan balances of 16.6%, total assets grew to a record $882.2 million, an increase of 20.2% from December 31, 2005. An increase in deposit balances of 15.2% from December 31, 2005 largely funded the higher outstanding loan balances. Earnings per fully diluted share for the nine months ended September 30, 2006 increased by 18.7% to $0.89 cents per share from the prior year period.
     “We continue to focus on growing the company and contributing to the communities where we operate,” noted Chief Executive Officer Curt Hecker. “We posted strong earnings in the third quarter while strengthening our position in new market areas. As the economy transitions this year, we continue to believe that investment in our employees, our customers and communities will build shareholder value and generate long-term success for IMCB.”

Third Quarter 2006 Highlights
•	Net income for the quarter ended September 30, 2006 increased to $2.5 million, a 23.3% increase compared to third quarter 2005

•	Net income for the first nine months of 2006 increased 35.4% to $6.9 million compared to the same period last year, despite a $983,000 pre-tax loss taken on the sale of marketable securities during the second quarter of 2006

•	Net interest income after loan loss provision for the three months ended September 30, 2006 increased to $10.2 million, an increase of 38.2% compared to the same period last year

•	Total assets increased 20.2% to $882.2 million compared to December 31, 2005, in part due to an increase in loan balances of 16.6%

•	Driven by strong earnings growth and the improvement in the market value of the available for sale investment portfolio, book value per share reached $10.24, an increase of 15.3% compared to the year ended December 31, 2005

•	Intermountain’s subsidiary, Panhandle State Bank acquired Premier Financial Services, a private investment firm in September 2006. The new division will operate under the name Intermountain Community Investment Services and will provide investment advisory services and non FDIC-insured investment products to bank customers.
Key Financial Results (dollars in thousands, except per share data):

Balance Sheet	Sept 30, 2006	Dec 31, 2005	$ Change	% Change
Loans Receivable, net	$647,240	$555,036	$92,204	16.6%
Allowance for Loan Loss	9,965	8,517	1,448	17.0%
Total Assets	882,219	733,682	148,537	20.2%
Total Deposits	688,644	597,519	91,125	15.2%

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Income Statement	2006	2005	2006	2005
Net Income	$2,525	$2,048	$6,926	$5,117
Annualized Return on Assets	1.20%	1.15%	1.18%	1.04%
Annualized Return on Equity	13.7%	16.5%	13.3%	14.5%
Basic Earnings Per Share	$0.34	$0.32	$0.95	$0.81
Diluted Earnings Per Share	$0.32	$0.30	$0.89	$0.75
Financial Summary:
Net income for the quarter ended September 30, 2006 totaled $2.5 million, an improvement of 23.3% over the same period in 2005. Net income for the nine months ended September 30, 2006 totaled $6.9 million, an increase of 35.4% over the same period in 2005. The increases reflect steady balance sheet growth, an improving net interest margin and strong gains in other income, despite the loss on sale of securities recorded in the second quarter of 2006. Return on average assets for the three months ended September 30, 2006 improved to 1.20% compared to 1.15% for the same period one year ago. Increases in equity resulting from the issuance of $12 million in new capital in the fourth quarter of 2005, retention of net income and a net increase in the market value of the available for sale investment portfolio caused return on average equity to decrease to 13.7%, compared to 16.5% for the same period one year ago. Return on average assets for the nine months ended September 30, 2006 improved to 1.18% from 1.04% in 2005, while return on average equity declined to 13.3% compared to 14.5%, for the same period last year. The company continued to benefit from both strong organic growth and the increasing interest rate environment to improve earnings performance.
Net interest income after provision for loan losses rose to $10.2 million for the quarter ended September 30, 2006, an improvement of $2.8 million, or 38.2% over the same period last year. Net interest income after provision for loan losses rose to $29.1 million for the nine months ended September 30, 2006, an increase of 47.7% over the same period one year ago. The company continued to experience consistent growth in earning assets while improving its already strong net interest margin. IMCB’s net interest margin increased 79 basis points to 5.70% for the quarter ended September 30, 2006 compared to 4.91% for the quarter ended September 30, 2005. IMCB’s net interest margin increased 100 basis points to 5.72% for the nine months ended September 30, 2006 compared to 4.72% for the nine months ended September 30, 2005. The margin improvement during this period resulted from yields on the company’s earning assets repricing upward at a faster rate than its deposit rates in a rising interest rate environment. Intermountain’s net interest margin performance continues to rank near the top of its peer group nationwide.
The provision for losses on loans decreased to $910,000 for the quarter ended September 30, 2006 compared to a provision of $937,000 for the quarter ended September 30, 2005. The provision for losses on loans decreased to $1.6 million for the nine months ended September 30, 2006 compared to a provision of $2.2 million for the nine months ended September 30, 2005. These decreases are due primarily to a refinement in the loan loss reserve calculation and relatively stable credit quality in the loan portfolio. The loan loss allowance to total loans ratio was 1.51% at September 30, 2006, compared to 1.59% at September 30, 2005. Management believes that at September 30, 2006, the current level of the loan loss allowance is adequate for the balance and the mix of the loan portfolio.
For the quarter ended September 30, 2006, other income totaled $3.0 million, an increase of $472,000 or 18.9% over third quarter 2005. This was largely driven by a $391,000 improvement in fees and service charges. For the nine months ended September 30, 2006 other income increased 10.9% or $766,000, compared to the same period one year ago. Growth of $1.4 million, or a 23.1% increase in fees and service charges for the nine-month period was partially offset by a $983,000 loss taken on the sale of marketable securities in the second quarter of 2006. Management sold these securities at a loss to reduce long-term interest rate risk and position the investment portfolio for improved yields in the future. The increase in other income was driven largely by account growth, increased contract income from the bank’s secured deposit program and pricing improvements.
Non-interest expense for the quarter ended September 30, 2006 increased 38.5%, or $2.6 million compared to the quarter ended September 30, 2005. Non-interest expense for the nine months ended September 30, 2006 increased 38.3% or $7.2 million compared to the nine months ended September 30, 2005. The development of new markets and new services, coupled with increases in staffing and fixed assets to support organic bank growth, were the primary contributors to the growth in non-interest expense. Increasing regulatory burden, including expenses related to compliance with Section 404 of the Sarbanes Oxley Act also contributed to the increase.
Earnings per share for the quarter ended September 30, 2006 were $0.34, and, on a fully diluted basis, $0.32 per share. This compares to earnings per share of $0.32 and fully diluted earnings per share of $0.30 for the same period last year. Earnings per share for the nine months ended September 30, 2006 were $0.95, and, on a fully diluted basis, $0.89 per share, compared to $0.81 and fully diluted earnings per share of $0.75 for the same period last year. All prior period earnings per share amounts have been adjusted for the 10% stock dividend effective May 15, 2006.

As of September 30, 2006, assets totaled $882.2 million, an increase of $148.5 million, or 20.2% over December 31, 2005 and an increase of $97.4 million, or 12.4% over June 30, 2006. The improved asset growth in the third quarter of 2006 reflects a steady lending market and growth in the bank’s new markets. Total deposits grew 15.2%, or $91.1 million over December 31, 2005 to $688.6 million, and loans receivable increased $92.2 million to $647.2 million, a 16.6% increase over December 31, 2005. Total deposits grew 7.5%, or $47.8 million in the third quarter, and loans receivable increased $36.6 million or 6.0% over June 30, 2006.
The company continues to benefit from strong asset quality. Total non-performing loans decreased to $743,000 or 0.11% of net loans as of September 30, 2006, compared to $1.3 million or 0.23% of net loans at December 31, 2005 and $1.2 million or 0.20% of net loans at June 30, 2006. The decrease in non-performing loans reflects both a strong economy and solid underwriting. Net charge-offs to average net loans were 0.04% for the quarter ended September 30, 2006 compared to 0.24% for the quarter ended September 30, 2005.
Total equity increased to $75.2 million, a 17.0% increase over December 31, 2005. The increase in equity resulted from the retention of the bank’s net income and the increase, net of taxes, in market value of the available for sale investment portfolio. Book value per share at September 30, 2006 totaled $10.24 versus $8.88 at December 31, 2005, a 15.3% increase.
“As we progress through our 25th year of operation, we continue to build upon our commitment and dedication to serving our communities by executing our vision of establishing a personal relationship that every customer values for life. This involves recruiting, retaining and motivating the very best people and supporting them with technology that leads the community banking market,” noted Hecker. “We continue to focus on enhancing customer and community value, with the strong belief that it will translate into increased shareholder value.”
Company Activities:
 Panhandle State Bank, the company’s banking subsidiary, acquired Premier Financial Services in September, 2006 for a combination of Intermountain stock and cash. Premier was a private investment firm that had partnered with Panhandle for many years in offering investment advisory services to bank clients. The new Panhandle division will operate under the name Intermountain Community Investment Services and will provide advisory services and offer non FDIC-insured investment and insurance products to bank customers.
Ground breaking for the company’s 94,000 square foot Financial and Technical Center in Sandpoint, Idaho was held on July 19, 2006. IMCB will occupy approximately one-half of the building as it relocates its Sandpoint branch and consolidates administrative offices. The building is anticipated to be an economic and learning center for the community, with local professional firms occupying part of the space, and the rest devoted to meeting rooms, state-of-the-art learning facilities, a café and a greenspace atrium.
The newly constructed Canyon Rim branch in Twin Falls, Idaho was opened in September 2006. The office, located near rapidly growing retail and residential areas of the community, provides full banking services to its business and consumer clients.
Planning continues for the construction of our new branch in Spokane Valley, Washington. This full service banking facility will house consumer and business banking staff, home loan specialists and some administrative staff. It is anticipated that this building will be completed in the spring of 2007.
About Intermountain Community Bancorp
Intermountain is headquartered in Sandpoint, Idaho, and operates as four divisions with nineteen banking locations in three states. Its banking subsidiary, Panhandle State Bank, offers financial services through offices in Sandpoint, Ponderay, Bonners Ferry, Priest River, Coeur d’Alene, Post Falls, Rathdrum and Kellogg in northern Idaho. Intermountain Community Bank, a division of Panhandle State Bank, operates branches in southwest Idaho in Weiser, Payette, Nampa, Caldwell and Fruitland as well as in Ontario, Oregon. Intermountain Community Bank Washington, a division of Panhandle State Bank, operates two offices in Spokane, Washington. Magic Valley Bank, a division of Panhandle State Bank, operates two branches in Twin Falls and one branch in Gooding, Idaho.
All data contained in this report have been prepared on a consolidated basis for Intermountain Community Bancorp. IMCB’s shares are listed on the OTC Bulletin Board ticker symbol IMCB.OB.
Additional information on Intermountain Community Bancorp, and its internet banking, can be found at www.intermountainbank.com.
This news release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward looking statement may include but are not limited to statements about the Company’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. These forward looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties. These include but are not limited to: the possibility of adverse economic developments that may, among other things, increase default and delinquency risks in the Company’s loan portfolio; shifts in interest rates that may result in lower interest rate margins; shifts in the demand for the Company’s loan and other products; lower-than-expected revenue or cost savings in connection with acquisitions; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; and changes in laws, regulations and the competitive environment.